FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Cover Page of News Release
99.1	Takeda’s QDENGA®▼ (Dengue Tetravalent Vaccine [Live, Attenuated]) Approved in Indonesia for Use Regardless of Prior Dengue Exposure

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 23, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda’s QDENGA®▼ (Dengue Tetravalent Vaccine [Live, Attenuated]) Approved in Indonesia for Use Regardless of Prior Dengue Exposure

OSAKA, Japan, August 23, 2022 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) announced the company’s dengue vaccine, QDENGA® (Dengue Tetravalent Vaccine [Live, Attenuated]) (TAK-003), was approved by the Indonesia National Agency for Drug and Food Control, Badan Pengawas Obat dan Makanan (BPOM), for the prevention of dengue disease caused by any serotype in individuals six years to 45 years of age. Please see the attached press release for details.

Media Contact:	Investor Contact:
Jun Saito jun.saito@takeda.com +81 (0) 3-3278-2325	Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306

As the financial impact of the approval is immaterial, there is no change in Takeda’s full year consolidated reported forecast for the fiscal year ending March 31, 2023 (FY2022).

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